                                                --------------------------------
                                                          OMB APPROVAL
                                                --------------------------------
                                                OMB Number: 3235-0145
                                                Expires: August 31, 1999
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                                                Hours per response.........14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                             BEYOND.COM CORPORATION
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    08860E101
                                ----------------
                                 (CUSIP Number)


                                February 15, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)

           [ ] Rule 13d-1(c)

           [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3/98)

------------------                                            ------------------
CUSIP NO.                             13G                     PAGE 2 OF 8 PAGES
------------------                                            ------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paul G. Allen
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

      NUMBER OF         -0- shares
       SHARES           --------------------------------------------------------
    BENEFICIALLY        6    SHARED VOTING POWER
      OWNED BY
        EACH            -0- shares
      REPORTING         --------------------------------------------------------
       PERSON           7    SOLE DISPOSITIVE POWER
        WITH
                        -0- shares
                        --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                        -0- shares
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-   shares (1)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

(1) As of December 31, 1999, Vulcan Ventures Incorporated beneficially owned 2,932,375 shares. Subsequently to December 31, 1999, Vulcan Ventures Incorporated sold 2,932,375 shares resulting in a balance of 0 shares beneficially owned. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                            ------------------
CUSIP NO.                             13G                     PAGE 3 OF 8 PAGES
------------------                                            ------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vulcan Ventures Incorporated      IRS ID No. 91-1374788
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Washington
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

      NUMBER OF         -0- shares
       SHARES           --------------------------------------------------------
    BENEFICIALLY        6    SHARED VOTING POWER
      OWNED BY
        EACH            -0- shares
      REPORTING         --------------------------------------------------------
       PERSON           7    SOLE DISPOSITIVE POWER
        WITH
                        -0- shares
                        --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                        -0- shares
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-   shares (1)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

(1) As of December 31, 1999, Vulcan Ventures Incorporated beneficially owned 2,932,375 shares. Subsequently to December 31, 1999, Vulcan Ventures Incorporated sold 2,932,375 shares resulting in a balance of 0 shares beneficially owned. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 (a). NAME OF ISSUER: Beyond.com Corporation

ITEM 1 (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      1195 West Fremont Avenue, Suite 900
      Sunnyvale, California  94087



ITEM 2 (a). NAME OF PERSON FILING: Paul G. Allen and Vulcan Ventures
Incorporated

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      110 - 110th Avenue N.E.
      Bellevue, Washington  98004


ITEM 2 (c). CITIZENSHIP: Paul G. Allen is a citizen of the United States of America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

ITEM 2 (d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

ITEM 2 (e). CUSIP NUMBER: 08860E101

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

  (a) [_] Broker or dealer registered under Section 15 of the Exchange Act;

  (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

  (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

  (d) [_] Investment company registered under Section 8 of the Investment Company Act;

  (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

  (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

  (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

  (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i)  [_]    A church plan that is excluded from the definition of
                      an investment company under Section 3(c)(14) of the Investment Company Act;

  (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.   [_]

ITEM 4. OWNERSHIP

  (a) Amount Beneficially Owned: -0- shares (1)

  (b) Percent of Class:  0%

  (c) Number of Shares as to which Such Person has:

       (i)   sole power to vote or to direct the vote                -0- shares
       (ii)  shared power to vote or to direct the vote              -0- shares
       (iii) sole power to dispose or to direct the disposition of   -0- shares
       (iv)  shared power to dispose or to direct the disposition of -0- shares
  ----------------
    (1) As of December 31, 1999, Vulcan Ventures Incorporated beneficially owned 2,932,375 shares. Subsequently to December 31, 1999, Vulcan Ventures Incorporated sold 2,932,375 shares resulting in a balance of 0 shares beneficially owned. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

   Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

   Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

   Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

   Not applicable.

ITEM 10. CERTIFICATION

   Not applicable.

SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                VULCAN VENTURES INCORPORATED



        February 29, 2000       By:          /s/ William D. Savoy
                                   ---------------------------------------------
                                       William D. Savoy, Vice President


        February 29, 2000                             *
                                ------------------------------------------------
                                Paul G. Allen


                               *By:         /s/ William D. Savoy
                                   ---------------------------------------------
                                William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

                                  EXHIBIT INDEX

    EXHIBIT                               DESCRIPTION
    -------                               -----------
     99.1        Joint Filing Agreement

     99.2        Power of Attorney filed on August 30, 1999, with the Schedule
                 13G of Vulcan Ventures Incorporated and Paul G. Allen for
                 Pathogenesis, Inc. (Incorporated herein by reference.)

                                  EXHIBIT 99.1

                             JOINT FILING AGREEMENT


               We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

  Dated:  February  , 2000.

                                VULCAN VENTURES INCORPORATED



                                By:         /s/ William D. Savoy
                                   ---------------------------------------------
                                     William D. Savoy, Vice President


                                                      *
                                ------------------------------------------------
                                Paul G. Allen


                               *By:        /s/ William D. Savoy
                                   ---------------------------------------------
                                William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.